SCYNEXIS, Inc.

1 Evertrust Plaza, 13th Floor

Jersey City, NJ 07302-6548

Via Edgar

September 11, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Christine Westbrook

Re:	SCYNEXIS, Inc. Registration Statement on Form S-3
Filed August 31, 2018
File No. 333-227167

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form   S-3 (the “Filing”) to become effective at 4:00 p.m., Eastern Time, on September 14, 2018, or as soon thereafter as is practicable.

Sincerely,

/s/ Eric Francois

Eric Francois

Chief Financial Officer

cc:	Marco Taglietti, M.D, SCYNEXIS, Inc.

Matthew B. Hemington, Cooley llp

Brett D. White, Cooley llp